Exhibit 77(c)

A Special Meeting of Shareholders of the Fund was held on March 24, 2000, for the purpose of approving the reorganization of the Fund into the Pilgrim Government Securities Income Fund, a series of Pilgrim Government Securities Fund, Inc., whereby the Fund transferred its assets to the Pilgrim Government Securities Income Fund in exchange for the applicable class of Shares of the Pilgrim Government Securities Income Fund and assumption by Pilgrim Government Securities Income Fund of the Fund's liabilities (For: 1,402,805, Against:
26,247).